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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: J K Financial Services Inc

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

149 Cross Rail Ln, Ste. 102,
(No. and Street)

Norco	CA	92860
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joe Zheng	714 704 1818	jz@jkfinancial.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

(Name – if individual, state last, first, and middle name)

94/8 Wazirrpur Industrial Area	New Delhi	India	110052
(Address)	(City)	(State)	(Zip Code)

	3223
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joe Zheng _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of J K Financial Services Inc _____, as of December 31 _____, 2 025 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Joe Zheng*

Title: CFO

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ■ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

J K Financial Services, Inc.

Financial Statements and Supplemental Schedules

Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

December 31, 2025

J K Financial Services, Inc.

Table of Contents

To the Audited Financial Statements For

the year ended December 31, 2025

Content :

J K Financial Services, Inc.

Independent Auditor's Opinion

For the year-ended December 31, 2025









MERCURIUS

MERCURIUS & ASSOCIATES LLP
+91 11 4559 6689
info@masllp.com
www.masllp.com

Report of the Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of J.K. Financial Services, inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of J.K. Financial Services, Inc. (the "Company") as of December 31, 2025 and the related statements of operations, changes in Stockholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Schedule I (Computation of Net Capital Requirements Pursuant to Rule 15c3-1), II (Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3), III (Information Relating to Possession or Control Requirements under Rule 15c3-3) has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with **Rule17 C.F.R. § 240.** 17a-5. In our opinion, the supplemental information **contained in schedule I, II and III**, are fairly stated, in all material respects, in relation to the financial statements as a whole.

Mercurius & Associates LLP.

Mercurius & Associates LLP

We have served as the Company's Auditor since 2023.

New Delhi, India
March 31, 2026

J K Financial Services, Inc.
Statement of Financial Statements
For the year ended December 31, 2025

ASSETS	Dec 31, 2025
Current Assets	
Checking/Savings	$ 299,508
Clearing Deposit Acct	$ 50,006
Account Receivable	$ 17,269
Prepaid Account	$ 298
Total Current Assets	$ 367,081
Fixed Assets	
Furniture and Fixtures	$ 41,751
Leasehold Improvements	$ 82,824
Office Equipment	$ 149,260
Vehicles	$ 37,736
Accumulated Depreciation	($ 292,154)
Total Fixed Assets (net)	$ 19,417
Total Assets	**$ 386,498**
LIABLITIES & EQUITY	
Liabilities (All Current)	
Accounts Payable	$ 38,199
Payroll Liability	$ 10,612
Total Liabilities	$ 48,811
Equity	
Capital Stock	$ 115,000
Distribution	($ 563,252)
Rec Adj	$ 18,365
Retained Earnings	$ 744,142
Net Income	$ 23,432
Total Equity	$ 337,687
Total Liabilities	**$ 386,498**


J K Financial Services, Inc.

Statement of Operations

For the year ended December 31, 2025


Ordinary Income /Expense

Income

Commission & Fees (SWST)	$ 88,279
Mutual Fund Commission & Fees	$ 85,378
Insurance-Based Commission & Fees	$ 698,599
Commission & Fees	$ 6,883
Total Income	**$ 879,139**
Expenses	
Payroll expense	$ 81,228
Commission Expense	$ 394,044
Depreciation Expense	$ 21,860
License & permits	$ 78,285
Professional Fees	$ 163,918
Rent	$ 27,000
Office Expense	$ 8,238
Automobile Expense	$ 8,720
Travel & meals Expense	$ 31,653
Insurance Expense	$ 7,633
Other general & administrative	$ 42,816
Total Expense	**$ 865,395**
Net ordinary Income	**$ 13,744**
Other Income/Expense	
Interest Income	$ 9,688
Total Other Income	**$ 9,688**
Net Income	**$ 23,432**


J K Financial Services, Inc.
Statement of Cash Flow
For the year ended December 31, 2025


Cash flows from operation activities:	Dec. 31, 2025
A. Net Income	**$ 23,432**
Adjustments to Reconcile net income to net Cash provided by (used by) operating activities	
Accts Payable	$ 21,482
Accts Receivable	($ 17,269)
Clearing Deposit Acct	$ 2,667
Payroll Tax payable	$ 174,606
Prepaid Acct	$ 97
Payroll Liabilities	($ 170,402)
Total Net cash Provided by operations:	**$ 11,181**
Net Cash increased by operating Activities	**$ 34,613**
Investing Activities	
Accumulated Depreciation	($ 2,453)
Office Equipment	$ 0
Net cash provided by Investing activities	**($ 2,453)**
Financing Activities	
Distribution	($ 10,000)
Retained Earnings	($ 21,487)
Net Cash Increase by Financial Activities	**($ 31,487)**
Net Cash Increase for Period	$ 673
Cash at beginning of period	**$ 298,834**
Cash at end of Period	**$ 299,508**

J K Financial Services, Inc.
Statements of change in Ownership Equity
For the year ended December 31, 2025

	Common Shares	Common Stock	Capital Distribution	Retained Earnings	Total
Balance at January 01, 2025	200,000	$ 115,000	($ 553,252)	$ 783,995	$ 345,743
Capital Distribution			($ 10,000)		($ 10,000)
Net Income				$ 23,432	$ 23,432
Adjustments				($ 21,488)	($ 21,488)
Balance at December 31, 2025					**$ 337,687**

J K Financial Services, Inc.

Footnotes to Financial Statements

For the year ended December 31, 2025

Note 1- Organization and Nature of Business
JK Financial Services, Inc. (The "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulation Authority (FINRA). The Company is California Corporation that incorporated on October 20, 1999.

Note 2 - Significant Accounting Policies
Basis of Presentation - The Company conducts the following types of business as a securities broker dealer, which comprises several classes of services, including:
. Broker or dealer retailing corporate equity securities over-the-counter
. Broker of dealer selling corporate debt securities
. Mutual fund retailer
. U.S. government securities broker
. Municipal securities broker
. Broker or dealer selling variable life insurance or annuities
. Put and call broker or dealer or option writer
. Non-exchange member arranging for transactions in listed securities by exchange member
. Private placement of securities

Use of Estimates - the preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned- Profit and loss arising from all securities and commodities transactions entered into the account and risk of the Company are recorded on a trade date basis.

Provision for Income Taxes - The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and comparable State of California statues wherein the Company's taxable federal and state income is taxed directly to the shareholder.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2018 to the present, generally for three years after they are filed.

Depreciation and Amortization- Deprecation is provided on a straight-line basis using estimated useful lives of three to seven years. Start-up expenditures are amortized over five years and have been fully amortized and no longer represented in the statement of financial condition.

Cash and cash equivalents - The Company has defined cash equivalents as highly liquid investments with original maturities of three months or less that are not held for sale in the ordinary course of business.

Segment Reporting

The Company's chief operating decision maker is its Chief financial officer. The Company operates in a single reportable segment, which is to carry on a general securities brokerage business. The accounting policies of the segment are the same as those described in the summary of significant accounting policies. The Chief Operating Decision Maker evaluates the Company's performance and allocates resources based on net income, as reported in the accompanying statement of operations. The measure of segment assets is total assets, as reported in the accompanying statement of financial condition. The Company does not have any intra-entity sales or transfers.

Note 3- Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consisted with the market, income or cost approach, as specified FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or a liability the Company has the ability to access.
> Level 2 inputs are inputs (other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable Inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

This table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as December 31, 2025. The Company does not have any securities positions.

Note 4- Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not excess 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10to 1.

Note 5- Income Taxes

As discussed in Note 2 - Significant Accounting Policies, the company has elected to be taxed as an S corporation and as such the Company makes no provisions for Federal income taxes in its financial statements. However, the Company is subject to applicable state income taxes, which have been recognized in the accompanying statement of operations.

Note 6- Exemption from the SEC Rule 15c3-3

The Company is an introducing broker - dealer that clears all transactions for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and

maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. The Company also conducts business directly with mutual fund companies, and as such relies on Footnote 74 of SEC Release No. 34-70073 for this "non-covered activity.

Note 7- Clearing Broker Deposit

The Company has an agreement with a clearing broker which requires a minimum deposit of $50,000. The clearing broker deposit at December 31, 2025 was $50,006.

Note 8-Operating Lease Commitments

In February 2016, the FASB established Topic 842, Leases, by issuing Accounting Standards Update No. 2016-02, which requires lessors to classify leases as sales-type, direct financing, or operating lease. Topic 842 was subsequently amended by ASU No. 2018-01, Land Easement Practical Expedient for transition to Topic 842; ASU No. 2018-10, Codification improvements to Topic 842; and ASU No. 2018-11, Targeted Improvements. The new standard is effective for the CompanyonJanuary1, 2022, with early adoption permitted. The Company adopted the new standard on its effective date. A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application. An entity may choose to use either (1) its effective date or (2) the beginning of the earliest comparative period presented in the financial statements as its date of initial application. If an entity chooses the second option, the transition requirements for existing leases also apply to leases entered into between the date of initial application and the effective date. The entity must also recast its comparative period financial statements and provide the disclosures required by the new standard for the comparative periods. The Company adopted the new standard on January 1, 2022, and uses this as the effective date as our date of initial application. Consequently, financial information will not be updated, and the disclosures required under the new standard will not be provided for dates and periods before January 1, 2022. The new standard provides several optional practical expedients transition. The Company expects to elect the 'package of practical expedients', which permits us not to reassess under the new standard our prior conclusions about lease identification, lease classification and initial direct costs. The Company did not elect the use- of hindsight or the practical expedient pertaining to land easements; the latter not being applicable to us. The Company continues to evaluate certain aspects of the new standard and does not expect the new standard to have a material effect the financial statements or have a significant change in leasing activities.

The Company rents office space under an annual lease agreement with an option to renew the lease annually from August 1,2019, to December 31, 2025. The Company currently operates pursuant to this one-year renewal.

Note 9-Related Party Transactions

The Company pays recruiting fees to its principal owner, Joe, for services rendered. During the year ended December 31, 2025, the Company incurred recruiting fees of $7,200 payable to the owner. As of December 31, 2025, the related amount remains payable and is included in the accompanying statement of financial condition.

Note 10-ASC-606 Revenue Recognition

Revenue Recognition
The Company adopted ASU 2014-09, Revenue from Contracts with Customers, (codified in ASC 606). The Company recognizes revenue when services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client,

(2) Identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation.

General Securities Transaction Revenue from contracts with customers includes commissions from retail and institutional broker/dealer clients and is recognized when promised goods or services are delivered to the client in an amount the Company expects to receive in exchange for those goods or services (i.e., the transaction price). The recognition and measurement of revenue is based on the assessment of individual contract terms between the customer and the clearing affiliate ("Customer Agreement"). Commissions and related clearing expenses are recorded on the trade date in an amount established in the agreement between the Company and the clearing affiliate ("Clearing Agreement"). The Company believes that the performance obligations are satisfied because that is the date that the underlying financial instrument is purchased or sold, the purchaser or seller is identified, the pricing is agreed, and the risk and rewards of ownership or dispossession has occurred and transferred. The Company also receives fees charged to the customer pursuant to terms in the in the Customer Agreement, or shares in the fees charged the customer pursuant to the terms of the Customer Agreement in an amount set forth in the Clearing Agreement, and might include, but not be limited to, shared debit interest charges, sweep credit interest earnings, dividend income from operations, and other fees ("Additional Fees"). The Company has no performance obligations to meet to earn these Additional Fees. The amount of Additional Fees is not known in advance of receipt of a statement from the clearing affiliate and are therefore recorded when a statement is received. Investment Company Shares & Insurance-based Product Revenue the Company receives revenue from the sale of investment company shares (mutual funds) and Insurance-based products sold via subscription/application or via direct deposit by a customer into their existing investment account.

The contract with the customer is set forth in the purchase agreement with terms for commissions paid by the customer established in the accompanying mutual fund or insurance product prospectus. The Company's portion of the commission paid by the customer, also referred to as a concession for mutual fund products, is established in the Selling Agreement between the Company and the mutual fund or insurance company sponsor ("Sponsor"). The amount of concession varies depending on the class of shares, the amount the client invested with the family of funds (Rights of Accumulation) or intends to invest in the family of funds (Letter of Intent). Some classes of shares sold provide for concessions to be received on an on-going basis (i.e., "Trails"). The Company has met its obligation and recognizes revenue when the Company forwards the applications and checks to the fund Sponsor. Customers may make additional investments into their investment account without the Company's knowledge, in which case the Company is entitled to a concession or commission based on the amount of investment as set forth in the prospectus and the terms of the Selling Agreement. In such circumstances, the Company has no performance obligation to satisfy and recognizes revenue upon receipt of notification of the investment by the customer from the Sponsor.

12b-1 Fee Revenue:
The Company receives 12b-1 fees from the sale of mutual funds. The amount of 12b-1 fees due to the Company is established in the Selling Agreement between the Company and the mutual fund sponsor. There is no performance obligation required to be performed by the Company to earn and recognize 12b-1 fees. The amount of 12b-1 fees due to the Company is calculated based on the average assets under management for the period in which the 12b-1 fee is calculated. The Company does not know the amount of average assets under management until receipt of a statement from the mutual fund company sponsor, at which time the 12b-1 fee revenue is recognized and recorded as of the calculation date indicated on the statement.

Note 11-Commitments & Contingencies
In the normal course of business, the Company may become involved in legal proceedings, the outcomes of which cannot be reliable determined and/or measured and, accordingly, no provision is recognized in its financial statements. The Company believes there are no current legal proceedings which will result in a material favourable or unfavourable effect on its financial position or results of

operations. During the year ended December 31, 2025, no provision was recorded in these financial statements in relation to the below legal proceedings.

Ms. Xiaomin Huang vs. Mr. Joe Zheng and J.K. Financial Services, Inc. ("Firm" or "Respondents") presently before FINRA Dispute Resolution Services under Case No. 24-01679 (the "Claim").

Ms. Huang filed her Statement of Claim in August 2024. In it, she alleged that Mr. Zheng and the Firm / Respondents violated provisions of the certain securities laws and sought damages of approximately 1.9 million. The Respondents answered the Claim in September 2024, denying all liability and asking that the panel hearing the Claim award Ms. Huang nothing from the arbitration. This matter is presently in discovery, and as such, it is difficult to assess with precision the likelihood of an unfavourable outcome and an estimate, if one can be made, of the amount or range of potential loss. The Firm will, of course, continue to evaluate how it intends to respond to the Claim as the case continues.

Note 12- ASC 280 Segment Reporting
The Company is engaged in a single line of business as a broker-dealer. which is comprised of several classes of services, including Order Flow Income and Subscription Income. The Company has identified its CFO as the chief operating decision maker ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process in deciding whether to reinvest profits into the brokerage services segment or into other parts of the entity, such as for acquisitions or distributions, to manage the Company. Additionally, the CODM uses excess net capital detailed under Note 4, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss segment are the same as those described in the summary of significant accounting policies found under Note 2. The Company derived total revenues earned during the year ended December 31, 2025 from multiple customers. The significant expenses of the segments are reported on the accompanying income statement of this report.

Note 13-Subsequent Events
Management has reviewed the results of operation for the period of time from its year end through the date of İssuance and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Note 14 – Regulatory Matters
The Company was subject to a regulatory action by the Financial Industry Regulatory Authority (FINRA) during the year. In connection with this matter, the Company incurred and paid a monetary penalty of $65,000. The regulatory action related to deficiencies in certain compliance, disclosure, and supervisory procedures. The Company has taken appropriate corrective actions to address the matters identified and to strengthen its internal controls and compliance processes.

Note 15 - Exemption from Rule 15c3-3
The Company operates pursuant to the exemption provided under Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934. Under this exemption, the Company conducts its business on a fully disclosed basis and does not carry customer accounts or hold customer funds or securities.

Accordingly, the Company is exempt from the requirements of Rule 15c3-3 relating to the possession or control of customer funds and securities and reserve requirements.

J K Financial Services, Inc.

Supplementary Information Section

Pursuant to SEA Rule 17a-5 of the securities and Exchange act of 1934

As of and for the year ended December 31, 2025

J K Financial Services, Inc.

Supplementary Computations

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1943

As of and for the year ended December 31, 2025

Computation of Net Capital

Total Stockholder's Equity	$337,688
Allowable Subordinated Loans	$ 0
Non-Allowable Assets	$36,687
Haircut on Securities Positions	$ 0
Net Allowable Capital	$301,001

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$3,254
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	$5,000
Net Capital Requirement	$5,000
Excess Net Capital	$296,001

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$48,811
Percentage of Aggregate Indebtedness to Net Capital	16.22%

J K Financial Services, Inc.
Supplementary Statements
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
as of and for the year ended December 31, 2025

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2025, the Company had net capital of $301,001 which was $296,001 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 16.22%.

The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the Company's operating pursuant to 15c3-3(k)(2)(ii) and Footnote 74 of SEC Release 34-70073.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements in the accounting system or in the internal control related to reporting or the practices and procedures required pursuant to Rule 17a-5. The firm does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

 SEA Rule 17a-5(e)(4) requires a registered broker-dealer not exempt from SIPC membership with gross revenues the exceed $500,000 to file an Agreed Upon Procedures Report (AUP Report). SIPC members with gross revenues below $500,000 are not required to file an AUP Report. Broker-dealers exempt from SIPC membership must file a Form SIPC-3 and are required to file an AUP Report. If an AUP Report is required to filed with SIPC, such report may be filed separately or included within this Supplemental Information section.

Supplementary Auditor's Report on Exemption Letter

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of

1934As of and for the year ended December 31, 2025









MERCURIUS

MERCURIUS & ASSOCIATES LLP
+91 11 4559 6689
info@masllp.com
www.masllp.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of J K Financial Services, Inc.
We have reviewed management's statement, included in the accompanying J K Financial Services, Inc. Exemption Report (the "Exemption Report"), in which

(1) **J.K. Financial Services, Inc.** (the "Company") 17 C.F.R. § 240.15c3-3(k)(2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") for the fiscal year ended December 31, 2025.; and

(2) The Company stated that they met the identified exemption provisions throughout the fiscal year ended December 31, 2025, without exception.

(3)) The Company states that it is also filing its Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscription basis and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended **December 31, 2025**, without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3 under the Securities Exchange Act of 1934 and Footnote 74 of the SEC Release No. 34-70073.

Mercurius & Associates LLP.

Mercurius & Associates LLP

New Delhi, India
March 31, 2026

J K FINANCIAL SERVICES INC

MEMBER OF FINRA & SIPC

March 30, 2026

To Mercurius & Associates LLP

Re: 17 C.F.R. §240.15c3-3(k)

J K Financial Services, Inc. (the "Company") is a registered broker dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5,"Report to be made by certain broker and dealers").

This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3(K):(k)(2)(ii)

2. The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(K) from January 01, 2025, through December 31, 2025, without exception.

3. The company is also filing the Exemption report relying on the footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits the business activity exclusively to effecting securities transactions via subscription on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company.

The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) from January 01, 2025 through December 31, 2025 without exception.

I, Joe Zheng, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Joe Zheng

Joe Zheng

President

149 Cross Rail Ln, Ste. 102, Norco, CA 92860

Tel: 714.704. 1818, Fax: 866.817.4618

J K Financial Services, Inc.

Supplementary Auditor's Report on Exemption Letter

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of

1934As of and for the year ended December 31, 2025

 
Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of J K Financial Services, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of J.K. Financial Services, Inc. ("Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting the company and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States).



LLPIN: AAG-1471
A-94/8, Wazirpur Industrial Area
New Delhi-110052, India

We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Mercurius & Associates LLP

Mercurius & Associates LLP

New Delhi, India
March 31, 2026